Exhibit 99.(k)(4)

SUBSCRIPTION AGENT AGREEMENT

This Subscription Agent Agreement (the “Agreement”) is made as of  June [   ] , 2009 between Morgan Stanley India Investment Fund, Inc. (the “Company”), Computershare Inc., a Delaware corporation and its fully owned subsidiary Computershare Trust Company, N.A., a national banking (collectively, the “Agent” or individually “Computershare” and the “Trust Company”, respectively).  All terms not defined herein shall have the meaning given in the prospectus (the “Prospectus”) included in the (Registration Statement on Form N-2, File No. 333-15901 filed by the Company with the Securities and Exchange Commission on May 8, 2009, as amended by any amendment filed with respect thereto (the “Registration Statement”).

WHEREAS, the Company proposes to make subscription offer by issuing certificates or other evidences of subscription rights, in the form designated by the Company (the “Subscription Certificates”) to shareholders of record (the “Shareholders”) of its Common Stock, par value $0.01 per share (“Common Stock”), as of a record date specified by the Company (the “Record Date”), pursuant to which each Shareholder will have certain rights (the “Rights”) to subscribe for shares of Common Stock, as described in and upon such terms as are set forth in the Prospectus, a final copy of which has been or, upon availability will promptly be, delivered to the Agent; and

WHEREAS, the Company wishes the Agent to perform certain acts on behalf of the Company, and the Agent is willing to so act, in connection with the distribution of the Subscription Certificates and the issuance and exercise of the Rights to subscribe therein set forth, all upon the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the foregoing and of the mutual agreements set forth herein, the parties agree as follows:

1.             Appointment.

The Company hereby appoints the Agent to act as subscription agent in connection with the distribution of Subscription Certificates and the issuance and exercise of the Rights in accordance with the terms set forth in this Agreement and the Agent hereby accepts such appointment.

2.             Form and Execution of Subscription Certificates.

A.  Each Subscription Certificate shall be irrevocable and non-transferable.  The Agent shall, in its capacity as Transfer Agent of the Company, maintain a register of Subscription Certificates and the holders of record thereof (each of whom shall be deemed a “Shareholder” hereunder for purposes of determining the rights of holders of Subscription Certificates).  Each Subscription Certificate shall, subject to the provisions thereof, entitle the Shareholder in whose name it is recorded to the following:

(1)  With respect to Record Date Shareholders only, the right to acquire during the Subscription Period, as defined in the Prospectus, at the Subscription Price, as defined in the Prospectus, a number of shares of Common Stock equal to one share of Common Stock for every four Rights (the “Primary Subscription Right”); and

(2)  With respect to Record Date Shareholders only, the right to subscribe for additional shares of Common Stock, subject to the availability of such shares and to the allotment of such shares as may be available among Record Date Shareholders who exercise Over-Subscription Rights on the basis specified in the Prospectus; provided, however, that such Record Date Shareholder has exercised all Primary Subscription Rights issued to him or her (the “Over-Subscription Privilege”).

3.             Rights and Issuance of Subscription Certificates.

A.  Each Subscription Certificate shall evidence the Rights of the Shareholder therein named to purchase Common Stock upon the terms and conditions therein and herein set forth.

B.  Upon the written advice of the Company, signed by any of its duly authorized officers, as to the Record Date, the Agent shall, from a list of the Company Shareholders as of the Record Date to be prepared by the Agent in its capacity as Transfer Agent of the Company, prepare and record Subscription Certificates in the names of the Shareholders, setting forth the number of Rights to subscribe for the Company’s Common Stock calculated on the basis of four Rights for one share of Common Stock recorded on the books in the name of each such Shareholder as of the Record Date.  The number of Rights that are issued to Record Date Shareholders will be rounded down, by the Agent, to the nearest number of Full Rights as Fractional Rights will not be issued.  Each Subscription Certificate shall be dated as of the Record Date and shall be executed manually or by facsimile signature of a duly authorized officer of the Subscription Agent.  Upon the written advice, signed as aforesaid, as to the effective date of the Registration Statement, the Agent shall promptly countersign and deliver the Subscription Certificates, together with a copy of the Prospectus, instruction letter and any other document as the Company deems necessary or appropriate, to all Shareholders with record addresses in the United States (including its territories and possessions and the District of Columbia).  Delivery shall be by first class mail (without registration or insurance), except for those Shareholders having a registered address outside the United States (who will only receive copies of the Prospectus, instruction letter and other documents as the Company deems necessary or appropriate, if any), delivery shall be by air mail (without registration or insurance) and by first class mail (without registration or insurance) to those Shareholders having APO or FPO addresses.  No Subscription Certificate shall be valid for any purpose unless so executed.

C.  The Agent will mail a copy of the Prospectus, instruction letter, a special notice and other documents as the Company deems necessary or appropriate, if any, but not Subscription Certificates to Record Date Shareholders whose record addresses are outside the United States (including its territories and possessions and the District of Columbia ) (“Foreign Record Date Shareholders”).  The Rights to which such Subscription Certificates relate will be held by the Agent for such Foreign Record Date Shareholders’ accounts until instructions are received to exercise, sell or transfer the Rights.

4.             Exercise.

A.  Record Date Shareholders may acquire shares of Common Stock on Primary Subscription and pursuant to the Over-Subscription Privilege by delivery to the Agent as specified in the Prospectus of (i) the Subscription Certificate with respect thereto, duly executed by such Shareholder in accordance with and as provided by the terms and conditions of the Subscription Certificate, together with (ii) the estimated purchase price, as disclosed in the Prospectus, for each share of Common Stock subscribed for by exercise of such Rights, in U.S. dollars by money order or check drawn on a bank in the United States, in each case payable to the order of the Company or Computershare.

B.  Rights may be exercised at any time after the date of issuance of the Subscription Certificates with respect thereto but no later than 5:00 P.M. New York time on such date as the Company shall designate to the Agent in writing (the “Expiration Date”).  For the purpose of determining the time of the exercise of any Rights, delivery of any material to the Agent shall be deemed to occur when such materials are received at the Shareholder Services Division of the Agent specified in the Prospectus.

C.  Notwithstanding the provisions of Section 4 (a) and 4 (b) regarding delivery of an executed Subscription Certificate to the Agent prior to 5:00 P.M. New York time on the Expiration Date, if prior to such time the Agent receives a Notice of Guaranteed Delivery by facsimile (telecopy) or otherwise from a bank, a trust company or a New York Stock Exchange member guaranteeing delivery of (i) payment of the full Subscription Price for the shares of Common Stock subscribed for on Primary Subscription and any additional shares of Common Stock subscribed for pursuant to the Over-Subscription Privilege, and (ii) a properly completed and executed Subscription Certificate, then such exercise of Primary Subscription Rights and Over-Subscription Rights shall be regarded as timely, subject, however, to receipt of the duly executed Subscription Certificate and full payment for the Common Stock by the Agent within three Business Days (as defined below) after the Expiration Date (the “Protect Period”) and full payment for their Common Stock within ten Business Days after the Confirmation Date (as defined in Section 4(d)).  For the purposes of the Prospectus and this Agreement, “Business Day” shall mean any day on which trading is conducted on the New York Stock Exchange.

D.  As soon as practicable after the Expiration Date (the “Confirm Date”), Computershare shall send to each exercising shareholder (or, if shares of Common Stock on the Record Date are held by Cede & Co. or any other depository or nominee, to Cede & Co. or such other depository or nominee) a confirmation showing the number of shares of Common Stock acquired pursuant to the Primary Subscription, and, if applicable, the Over-Subscription Privilege, the per share and total purchase price for such shares, and any additional amount payable to the Company by such shareholder or any excess to be refunded by the Company to such shareholder in the form of a check and stub, along with a letter explaining the allocation of shares of Common Stock pursuant to the Over-Subscription Privilege.

E.  Any additional payment required from a shareholder must be received by Computershare within ten Business Days after the Confirmation Date and any excess payment to be refunded by the Company to a shareholder will be mailed by Computershare within ten Business Days after the Confirmation Date.  If a shareholder does not make timely payment of any additional amounts due in accordance with Section 4(D), Computershare will consult with the Company in accordance with Section 5 as to the appropriate action to be taken.  Computershare will not issue or deliver certificates  or Statements of Holding for shares subscribed for until payment in full therefore has been received, including collection of checks and payment pursuant to notices of guaranteed delivery.

5.             Validity of Subscriptions.

Irregular subscriptions not otherwise covered by specific instructions herein shall be submitted to Pam Massey, Walter Gray or Brian Drummond of the Company and handled in accordance with his or her instructions.  Such instructions will be documented by the Agent indicating the instructing officer and the date thereof.

6.             Over-Subscription.

If, after allocation of shares of Common Stock to Record Date Shareholders, there remain unexercised Rights, then the Agent shall allot the shares issuable upon exercise of such unexercised Rights (the “Remaining Shares”) to shareholders who have exercised all the Rights initially issued to them and who wish to acquire more than the number of shares for which the Rights issued to them are exercisable.  Shares subscribed for pursuant to the Over-Subscription Privilege will be allocated in the amounts of such over-subscriptions.  If the number of shares for which the Over-Subscription Privilege has been exercised is greater than the Remaining Shares, the Agent shall allocate the Remaining Shares to Record Date Shareholders exercising Over-Subscription Privilege based on the number of shares of Common Stock owned by them on the Record Date.  Rights are not transferrable.  The percentage of Remaining Shares each over-subscribing Record Date Shareholder or other Rights holder may acquire will be rounded up or down to result in delivery of whole shares of Common Stock.  The Agent shall advise the Company immediately upon the completion of the allocation set forth above as to the total number of shares subscribed and distributable.

7.              Delivery of Shares.

A.            Clifford Chance LLP, legal counsel to the Company, shall allow Agent to rely on the opinion it shall provide to the Company.  The opinion shall state the following:

(1)  the Company is a corporation duly incorporated and validly existing as a corporation in good standing under the laws of the State of Maryland; and

(2)   the Shares are registered under the Securities Act of 1933, as amended, and have been duly authorized for issuance and, when the Shares are issued and delivered by the Company, as contemplated by the Registration Statement, in exchange for payment of the consideration therefor as described in the resolutions adopted by the Board of Directors of the Company and the Registration Statement, the Shares will be validly issued, fully paid and nonassessable.

B.            The Agent will deliver (i) certificates or Statement of Holding reflecting new shares of Company Common Stock in the Direct Registration System, representing those shares of Common Stock purchased pursuant to exercise of Primary Subscription Rights as soon as practicable after the corresponding Rights have been validly exercised and full payment for such shares has been received and cleared and (ii) certificates or Statements of Holding representing those shares purchased pursuant to the exercise of the Over-Subscription Privilege as soon as practicable after the Expiration Date and after all allocations have been effected.

8.             Holding Proceeds of Rights Offering.

A.            All proceeds received by Computershare from Shareholders in respect of the exercise of Rights shall be held by Computershare, on behalf of the Company, in a segregated interest-bearing account (the “Account”), which interest shall inure to the benefit of the Company at the Federal Funds rate.

B.            Computershare shall deliver all proceeds received in respect of the exercise of Rights to the Company as promptly as practicable, but in no event later than ten business days after the Confirmation Date.

9.             Reports.

Daily, upon commencement of offering and until termination of the Subscription Period, the Agent will report by telephone, email or telecopier, confirmed by letter, to an Officer of the Company, data regarding Rights exercised, the total number of shares of Common Stock subscribed for, and payments received therefor, bringing forward the figures from the previous day’s report in each case so as to show the cumulative totals and any such other information as may be mutually determined by the Company and the Agent.

Daily Reports shall be provided via email to:

Pam Massey

Walter Gray

Brian Drummond

10.          Loss or Mutilation.

If any Subscription Certificate is lost, stolen, mutilated or destroyed, the Agent may, on such terms which will indemnify and protect the Company and the Agent as the Agent may in its discretion impose (which shall, in the case of a mutilated Subscription Certificate include the surrender and cancellation thereof), issue a new Subscription Certificate of like denomination in substitution for the Subscription Certificate so lost, stolen, mutilated or destroyed.

11.          Compensation for Services.

The Company agrees to pay to the Agent compensation for its services hereunder in accordance with its Fee Schedule to act as Agent attached hereto as Exhibit A.  The Company further agrees that it will reimburse the Agent for its reasonable out-of-pocket expenses incurred in the performance of its duties as such.

12.          Instructions, Indemnification and Limitation of Liability.

The Agent undertakes the duties and obligations imposed by this Agreement with reasonable care and in good faith upon the following terms and conditions:

A.  The Agent shall be entitled to rely upon any instructions or directions furnished to it, in writing, by an authorized officer of the Company, which authorized officers are listed on the attached Exhibit B, whether in conformity with the provisions of this Agreement or constituting a modification hereof or a supplement hereto.  Without limiting the generality of the foregoing or any other provision of this Agreement, the Agent, in connection with its duties hereunder, shall not be under any duty or obligation to inquire into the validity or invalidity or authority or lack thereof of any instruction or direction from an officer of the Company which conforms to the applicable requirements of this Agreement and which the Agent reasonably believes to be genuine and shall not be liable for any delays, errors or loss of data occurring by reason of circumstances beyond the Agent’s control.

B.  The Company will indemnify the Agent and its nominees against, and hold it harmless from, all liability and expense which may arise out of or in connection with the services described in this Agreement or the instructions or directions furnished to the Agent relating to this Agreement by an authorized officer of the Company, which authorized officers are listed on the attached Exhibit B, except for any liability or expense which shall arise out of the gross negligence, bad faith or willful misconduct of the Agent or such nominees.

Promptly after the receipt by the Agent of notice of any demand or claim or the commencement of any action, suit, proceeding or investigation, the Agent shall, if a claim in respect thereof is to be made against the Company, notify the Company thereof in writing.   The Company shall be entitled to participate at its own expense in the defense of any such claim or proceeding, and, if it so elects at any time after receipt of such notice, it may assume the defense of any suit brought to enforce any such claim or of any other legal action or proceeding. For the purposes of this Section 12, the term “expense or loss” means any amount paid or payable to satisfy any claim, demand, action, suit or proceeding settled with the express written consent of the Agent, and all reasonable costs and expenses, including, but not limited to, reasonable counsel fees and disbursements, paid or incurred in investigating or defending against any such claim, demand, action, suit, proceeding or investigation.

C.  The Agent shall be responsible for and shall indemnify and hold the Company harmless from and against any and all losses, damages, costs, charges, counsel fees, payments, expenses and liability arising out of or attributable to Agent’s refusal or failure to comply with the terms of this Agreement, or which arise out of Agent’s negligence or willful misconduct or which arise out of the breach of any representation or warranty of Agent hereunder, for which  Agent is not entitled to indemnification under this Agreement; provided however, that Agent’s aggregate liability during any term of this Agreement with respect to, arising from, or arising in connection with this Agreement or from all services provided or omitted to be provided under this Agreement, whether in contract, or in tort, or otherwise, is limited to, and shall not exceed, the amounts paid hereunder by the Company to Agent as fees and charges, but not including reimbursable expenses.  Notwithstanding the foregoing, any claim arising in whole or in part out of or relating to the Agent’s breach of confidentiality obligations will be limited to $1,000,000.00 (one million dollars) and no limitation or exclusion of Agent’s liability will apply with respect to any claim arising out of or relating to Agent’s willful misconduct or gross negligence (i.e., willful misconduct and gross negligence are not subject to the above-referenced $1,000,000.00 breach of confidentiality limitation).

13.          Changes in Subscription Certificate.

The Agent may, without the consent or concurrence of the Shareholders in whose names Subscription Certificates are registered, by supplemental agreement or otherwise, concur with the  Company in making any changes or corrections in a Subscription Certificate that it shall have been advised by counsel (who may be counsel for the Company) is appropriate to cure any ambiguity or to correct any defective or inconsistent provision or clerical omission or mistake or manifest error therein or herein contained, and which shall not be inconsistent with the provision of the Subscription Certificate except insofar as any such change may confer additional rights upon the Shareholders.

14.          Assignment/Delegation.

A.  Except as provided in Section 14(B) below, neither this Agreement nor any rights or obligations hereunder may be assigned or delegated by either party without the written consent of the other party.

B.  The Agent may not, without prior written consent on the part of the Company, subcontract with other subcontractors for systems, processing, telephone and mailing services, and post-exchange activities, as may be required from time to time; provided, however, that the Agent shall be as fully responsible to the Company for the acts and omissions of any subcontractor as it is for its own acts and omissions.

15.          This Agreement shall be governed by the substantive laws of the State of New York without regard to its principles of conflicts of laws, and shall not be modified in any way, unless pursuant to a written agreement which has been executed by each of the parties hereto.  The parties agree that any and all disputes, controversies or claims arising out of or relating to this Agreement (including any breach hereof) shall be subject to the jurisdiction of the federal and state courts in New York County, New York and the parties hereby waive any defenses on the grounds of lack of personal jurisdiction of such courts, improper venue or forum non conveniens.  THE PARTIES UNCONDITIONALLY WAIVE THEIR RESPECTIVE RIGHTS TO A JURY TRIAL FOR ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF, DIRECTLY OR INDIRECTLY, THIS AGREEMENT.

16.          Third Party Beneficiaries.

A. This Agreement does not constitute an agreement for a partnership or joint venture between the Agent and the Company.  Neither party shall make any commitments with third parties that are binding on the other party without the other party’s prior written consent and

B. Nothing under this Agreement shall be construed to give any rights or benefits in this Agreement to anyone other than the Agent and the Company and the duties and responsibilities undertaken pursuant to this Agreement shall be for the sole and exclusive benefit of the Agent and the Company.

17.          Force Majeure.

In the event either party is unable to perform its obligations under the terms of this Agreement because of acts of God, strikes, terrorist acts, equipment or transmission failure or damage reasonably beyond its control, or other cause reasonably beyond its control, such party shall not be liabile for damages to the other for any damages resulting from such failure to perform or otherwise from such causes.  Performance under this Agreement shall resume when the affected party or parties are able to perform substantially that party’s duties.

18.          Consequential Damages.

Neither party to this Agreement shall be liable to the other party for any consequential, indirect, special or incidental damages under any provisions of this Agreement or for any consequential, indirect, penal, special or incidential damages arising out of any act or failure to act hereunder even if that party has been advised of or has foreseen the possibility of such damages.

19.          Severability.

If any provision of this Agreement shall be held invalid, unlawful, or unenforceable, the validity, legality, and enforceability of the remaining provisions shall not in any way be affected or impaired.

20.          Counterparts.

This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which together shall be considered one and the same agreement.

21.          Captions.

The captions and descriptive headings herein are for the convenience of the parties only.  They do not in any way modify, amplify, alter or give full notice of the provisions hereof.

22.          Confidentiality.

The Agent and the Company agree that all books, records, information and data pertaining to the business of the other party which are exchanged or received pursuant to the negotiation or the carrying out of this Agreement including the fees for services set forth in the attached schedule shall remain confidential, (collectively, “Confidential Information”) and shall not be voluntarily disclosed to any other person, except as may be required by law.  If disclosure is required by law, then the party in possession of the Confidential Information (the “Receiving Party”) shall, to the extent permitted by law, provide prompt notice of such legal requirement to the other party so that party may seek an appropriate protective order or other appropriate remedy or waive compliance with the provisions of this Agreement provided that such notice is not otherwise prohibited by applicable law or court order.  If that party is not successful in obtaining a protective order or other appropriate remedy and the Receiving Party is, in the opinion of its counsel, compelled to disclose such Confidential Information under pain of liability for contempt of court or other censure or liability, or if the other party waives compliance with the provisions of this Agreement in writing, then the Receiving Party may disclose, without liability hereunder, such Confidential Information in accordance with, but solely to the extent necessary, in the opinion of its counsel, to comply with, the legal requirement.

23.          Term and Termination.

This Agreement shall remain in effect until the earlier of (a) thirty (30) days after the Expiration Date; (b) it is terminated by either party upon a material breach of this Agreement which remains uncured for 30 days after written notice of such breach has been provided; or (c) 30 days’ written notice has been provided by either party to the other. Upon termination of the Agreement, the Agent shall retain all canceled Certificates and related documentation as required by applicable law.

24.          Notices.

Until further notice in writing by either party hereto to the other party, all written reports, notices and other communications between the Agent and the  Company required or permitted  hereunder shall be delivered or mailed by first class mail, postage prepaid, telecopier or overnight courier guaranteeing next day delivery,addressed as follows:

If to the Company, to:

Morgan Stanley  India Investment Fund, Inc.

522 Fifth Avenue, 19th Floor

New York, NY 10036

Attn:  Stefanie Chang Yu,

Vice President of the Fund

If to the Agent, to:

Computershare Trust Company, N.A.

c/o Computershare, Inc.

250 Royall Street

Canton, MA 02021

Attn:  Reorganization Department

25.          Survival.

The provisions of Paragraphs 12, 15, 17-19, 22, and 24-27 shall survive any termination, for any reason, of this Agreement.

(Remainder of this page intentionally left blank)

26.          Merger of Agreement.

This Agreement constitutes the entire agreement between the parties hereto and supercedes any prior agreement with respect to the subject matter hereof whether oral or written.

27.          No Publicity.

Agent agrees not to disclose the identity of Company or its Affiliates or any of their directors, officers, managers, employees, consultants or agents as a customer or prospective customer of Agent or the existence or nature of this Agreement.

28.          Amendment.

This Agreement may be amended or modified only by written agreement between the parties hereto and, to the extent required, authorized or approved by a resolution of the Board of Directors of the Company.

29.          Successors.

The rights and obligations of the parties created hereunder shall insure to, and be binding upon, the successors and permitted assigns of the parties hereto.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers, hereunto duly authorized, as of the day and year first above written.

COMPUTERSHARE TRUST COMPANY, N.A.	COMPANY

By:	By:

Date:	Date:

Title:	Title:

COMPUTERSHARE INC.

By:

Date:

Title:

EXHIBIT B

LIST OF AUTHORIZED OFFICERS AND SIGNATORIES

Fund Officers

Gaetan Bouic, Chairman

Randy Takian, President and PEO

Stefanie Chang Yu, VP

James Garrett, Treasurer and CFO

Mary E. Mullin, Secretary

Bud Rein, Asst. Treasurer

Eric Marmoll, Asst. Treasurer

Rob Creaney, Asst. Treasurer

Carsten Otto, CCO

Daniel Burton, Asst. Secretary

Debra Rubano, Asst. Secretary

Ed Meehan, Asst. Secretary

Elisa Mitchell, Asst. Secretary

Elizabeth Nelson, Asst. Secretary

Eric Griffith, Asst. Secretary

Joanne Antico, Asst. Secretary

Joseph Benedetti, Asst. Secretary

Julien Yoo, Asst. Secretary

LouAnne McInnis, Asst. Secretary

Sheri Schreck, Asst. Secretary

Tara Farrelly, Asst. Secretary

New York

Joseph Pollaro

Robert Serafin

Fund Administration

Cristina Teques

Kenneth Paek

Robert Rizza

Stephen Atkins

Steven Ross

JP Morgan (Fund Administration)

Bart Downs

Brandt Brisson

Brian Duhamel

Ellen O’Brien

Eric Cunnane

George Migdalis

Jacques Jennette

John Battista

John Chase

Jon Wuebker

Kris Dileva

Michael Gaudette

Michael James

Moses Kimani

Robert Cowles

Thomas Perugini